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SEC FILE NUMBER
8 - 68328

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GreensLedge Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 37th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Wormser (212) 792-5270
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

345 Park Ave	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

BW

OATH OR AFFIRMATION

I, Kenneth Wormser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreensLedge Capital Markets LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANESSA L. CENUSER
Notary Public, State of New York
Registration #01CE6339611
Qualified In New York County
Commission Expires April 4, 2020

GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)

Financial Statement
and
Report of Independent Registered Public Accounting Firm
December 31, 2017

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Index
December 31, 2017

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
GreensLedge Capital Markets LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and Subsidiary (the Company) as of December 31, 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Consolidated Statement of Financial Condition
As of December 31, 2017

Assets	
Cash and cash equivalents	$ 8,553,587
Accounts receivable	730,088
Due from clearing broker	299,096
Property and equipment, net	152,831
Prepaid expenses and other assets	138,661
Security deposits	79,360
Due from affiliates	13,976
Total assets	$ 9,967,599
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 933,475
Accrued income tax	266,000
Accounts payable	121,444
Due to parent	44,696
Other liabilities	159,089
Total liabilities	1,524,704
Subordinated loan	1,000,000
Member's equity	
Member's equity	7,437,273
Accumulated other comprehensive income	5,622
Total member's equity	7,442,895
Total liabilities and member's equity	$ 9,967,599

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

The Company is a wholly owned subsidiary of GreensLedge Holdings LLC (the "Parent"). The Company's office is located in New York City, New York, United States of America.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary of GreensLedge Capital Markets LLC and, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statement includes the accounts of the Company and its wholly-owned subsidiary, GreensLedge Asia Limited. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory services across a broad array of asset classes. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. Management does not believe that an allowance is required as of December 31, 2017.

Revenue Recognition

In 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This ASU requires entities to recognize revenue in a manner to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the

Revenue Recognition(continued)

contract, and (5) recognize revenue when (or as) the performance obligation is satisfied. The ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for the Company for the annual reporting period beginning after December 15, 2017.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption would be a reduction to retained earnings of approximately $448,000 resulting from a deferral of certain fees received from revenue contracts where the performance obligation will be satisfied at a point in time.

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments.

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $250,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Significant gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income and are shown as a separate component of member's equity.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return.

Income Taxes(continued)

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2014.

At December 31, 2017, the Company had a current income tax payable to its Parent of $266,000.

3. Concentration of credit risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Property and equipment

Property and equipment as of December 31, 2017 consist of the following:

Furniture and fixtures	$	124,110
Computer equipment		404,316
		528,426
Less: accumulated depreciation		375,595
Property and equipment, net	$	152,831

5. Subordinated loan

In June 2014, the Company executed a subordinated loan in the amount of $1,000,000 with the Parent which was in accordance with an agreement approved by FINRA. The subordinated loan had an original maturity date of June 21, 2015 accruing interest at 7% per annum payable at maturity. With the approval of FINRA, this loan was has been renewed annually with one year maturity dates. The Company has an existing subordinated loan with a maturity date of June 21, 2018. As of December 31, 2017, accrued interest payable from the subordinated loan of $37,014 is included in Due to parent in the accompanying consolidated statement of financial condition.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions.

7. Related Party Transactions

As discussed in Note 1, the Company is a wholly owned subsidiary of GreensLedge Holdings LLC, the sole member, which is also the sole member of The GreensLedge Group, LLC ("GLG") and GreensLedge Advisors, LLC ("GLA"), both affiliated entities through common ownership by the Company's member. Allocation of the expenses between these affiliates and the Company is based upon an expense sharing agreement (the "Agreement") between the parties. In April 2017, GLA ceased operations and as a result the Agreement was amended. The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses).

At December 31, 2017, the amount due from GLG was $14,000, and is classified as due from affiliates in the consolidated statement of financial condition. The amount due from GLG was settled periodically with funds received during the year ended December 31, 2017. As of December 31, 2017, the amount due to the Parent is $7,682 and is included in Due to parent on the consolidated statement of financial condition.

8. Commitments and Contingencies

Lease Commitment

The Company's subsidiary, Asia, leased office space in Tokyo, Japan under a non-cancellable lease which expired June 14, 2017. Asia entered into a separate lease agreement for office space at a new location in Tokyo, Japan which was effective April 1, 2017 and is scheduled to expire March 31, 2020. The new lease required a security deposit of $77,610.

The future minimum annual payments, at December 31, 2017 under this agreement are approximately:

2018	$ 66,500
2019	66,500
2020	16,600
Total	$ 149,600

Off –balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2017, the Company had net capital of $ $6,515,417, which was $ $6,265,417 in excess of the minimum net capital required.

10. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2018, the date that the accompanying consolidated financial statement was available to be issued. In January of 2018, the Company made distributions of profits to its Parent in the ordinary course of business of $200,623. There were no subsequent events which would require disclosure in the footnotes to the financial statement.